RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on July 20, 2009. Common shareholders voted on the election of Trustees.

With regard to the election of the following Class I Trustees by common shareholders of the Fund:

                           # OF SHARES IN FAVOR           # OF SHARES WITHHELD
-------------------------------------------------------------------------------
Matthew J. Appelstein           16,158,316                     1,106,127
Randall C. Barnes               16,208,084                     1,056,359

The other Trustees of the Fund whose terms did not expire in 2009 are Steven D. Cosler, Robert M. Hamje, L. Kent Moore, Ronald A. Nyberg, Ronald E. Toupin, Jr. and Nicholas Dalmaso.